Writer’s Direct Line: (614) 628-0788

Writer’s E-Mail Address: mas@cpmlaw.com

July 20, 2007

Mr. Russell Mancuso

Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 6010

Washington, D.C. 20549

Re:     Superconductive Components, Inc.

Post-effective Amendment No. 3 to Form

SB-2 Registration Statement

File No. 333-131605

Dear Mr. Mancuso:

We have today filed Post-effective Amendment No. 3 to the Registration Statement for Superconductive Components, Inc. (“SCI”) pursuant to EDGAR. As a courtesy, we are enclosing three (3) marked copies and three (3) clean copies of Post-effective Amendment No. 3. As you will notice, the only change reflected in Amendment No. 3 is the separation of the financials for quarter ended March 31, 2007 and year ended December 31, 2006 from the consolidated financials reflected in the previous Amendment No. 2.

Please call with any questions or comments regarding this letter or the amendments to Form SB-2. Thank you.

Very truly yours,

CARLILE PATCHEN & MURPHY LLP

Michael A. Smith

NRW/NRW/752283.1

025357.001

Enclosure.